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                             April 24, 2023

       Pierre Schurmann
       Chief Executive Officer
       Nvni Group Ltd
       P.O. Box 10008, Willow House, Cricket Square
       Grand Cayman, Cayman Islands KY1-1001

                                                        Re: Nvni Group Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 27,
2023
                                                            CIK No. 0001965143

       Dear Pierre Schurmann:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted March 27, 2023

       Cover Page

   1. Please revise your discussion of the balance in the Trust Account as of the record date to also disclose the
number of shares redeemed to date and the number available for redemption. Similar
revisions should be made elsewhere throughout the filing where you discuss Mercato's
current public shares outstanding to clarify that such amounts are net of
                                                        18,699,637 shares of
Mercato Class A Common Stock (or approximately 81% of the
                                                        Public Shares) that
were redeemed on February 3, 2023 in connection with the extension meeting.
   2. Please revise to disclose that you expect to be "controlled company" under the marketplace rules of
the Nasdaq Stock Market following the business combination.
 Pierre Schurmann
Nvni Group Ltd
April 24, 2023
Page 2
         Identify the majority shareholder(s) and state its ownership percentage.
3. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
Summary of the Proxy Statement/Prospectus
New Nuvini Earnout Shares, page 25

4. Please revise to explain further the terms of the Nuvini Earnout Agreements and describe the earnout events that must be satisfied in order for the Nuvini Earnout Shares to be issued. Also, clarify what person or persons will be receiving the Earnout Shares, assuming the earnout conditions are met.
Ownership of New Nuvini Following the Closing, page 27

5. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
Risk Factor Summary, page 36

6. Please revise here to highlight that Nuvini S.A. has identified numerous material weaknesses in its internal control over financial reporting and address the fact that prior period financial statements have been restated as a result of such weaknesses. Also, revise the risk factor discussion on page 85 to describe what steps in your remediation plan, if any, have been completed and what remains to be completed. Also, disclose when Nuvini expects to fully remediate the weaknesses and any material costs they expect to incur to complete their remediation efforts.
Summary Historical Consolidated Financial Information of Nuvini, page 38

7. Please revise within the body of the table on page 39 to make it clear that the financial statements presented for Nuvini are in Brazilian reais.
Risk Factors
In the event that a significant number of shares of Mercato Class A Common Stock are redeemed
.. . ., page 92

8.     We note your risk factor that Mercato has experienced a significant number of
       redemptions and could experience further redemption in connection with the business combination. Please expand this risk factor to highlight the impact that additional redemptions may have on your ability to fund the surviving company, including the
FirstName LastNamePierre Schurmann
       likelihood that you will be unable to raise additional capital on favorable terms. Discuss
Comapany    NameNvnipressure
       the downward     Group Ltd
                                potential sales of securities following
additional capital raising
       transactions
April 24, 2023 Pagemay
                     2 have on the trading price of the combined entity. FirstName LastName
 Pierre Schurmann
FirstName
Nvni GroupLastNamePierre Schurmann
             Ltd
Comapany
April       NameNvni Group Ltd
       24, 2023
April 324, 2023 Page 3
Page
FirstName LastName
The Sponsor, Mercato's directors, officers, advisors or their affiliates may enter into certain transactions . . . , page 94

9. We note that the Sponsor and its affiliates may purchase Mercato securities in the open market to reduce redemption rates and that the price offered in such purchases will be higher than the redemption price. We also note that the SPAC sponsor intends to vote the purchased securities in favor of approving the business combination transaction. Please provide your analysis on how such purchases will comply with Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure Interpretation 166.01
         (March 22, 2022), please provide an analysis regarding how it applies to your circumstances
The Business Combination
Background of the Business Combination, page 143

10. Please revise your narrative discussion to disclose the date in which Mercato ceased discussion with other potential business combination targets and began to engage solely with Nuvini Holdings. Include a discussion of the reasons why the board determined not to proceed with any of the other potential business combinations referenced.
Mercato Board's Reasons for Approval, page 148

11.      We note your statement that the provided list of factors supporting the board
         recommendation of the transaction is    including but not limited to
 the listed material
         factors considered by the board. Please revise to include all material factors considered by the board in recommending the transaction.
Certain Unaudited Projected Financial Information, page 152

12. We note that you have a provided a summary of the projections relied upon by the board.
         Please revise to include the material projections presented to the board.
13. We note that you provide a summary of the key assumptions used in the projections provided by Nuvini S.A. to the board. Please revise your disclosure to state whether this includes all material assumptions underlying the projections. Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 199

14. Please revise to disclose under the maximum redemption scenario that in the event the aggregate cash consideration Mercato would be required to pay for all Mercato Class A
         Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Business Combination exceed the aggregate amount of cash available to Mercato, Mercato will not complete the Business
         Combination or redeem any shares, all Mercato Class A Common Stock submitted for redemption will be returned to the holders thereof, and Mercato instead may search for an
 Pierre Schurmann
FirstName
Nvni GroupLastNamePierre Schurmann
             Ltd
Comapany
April       NameNvni Group Ltd
       24, 2023
April 424, 2023 Page 4
Page
FirstName LastName
         alternate business combination, consistent with your disclosures on page 93.
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 201

15. Please revise to include either pro forma adjustments or a note to the pro forma financial statements addressing the Extension Promissory Instrument. Ensure you disclose the amount issued since the most recent balance sheet date and the repayment terms of such
         Instrument.
16. Please explain, and revise your disclosures as necessary to clarify, your reference to the issuance and sale of New Nuvini Ordinary Shares in pro forma adjustment (l).
Business of Nuvini and Certain Information About Nuvini
Business Overview, page 212

17. You state that the acquisition targets of Nuvini S.A. are generally profitable. However, your risk factor disclosure on page 45 indicates that Nuvini S.A. has a history of net losses. Please revise or advise.
Capabilities of the Nuvini Acquired Companies, page 217

18. For those acquired entities that materially contribute to your revenues please expand your discussion of the products sold and/or services performed for each of the last three financial years. Refer to Item 4.B of Form 20-F.
Growth Strategy, page 218

19. Please expand your disclosure to describe when a target company is included in your current engaged pipeline.
20. Please provide a basis for the statement that the current engaged pipeline has approximately R$1.6 billion in net revenues and R$320 million in EBITDA expected in fiscal year 2023.
Customers, page 221

21. We note your disclosure regarding the benefits of your solutions to the management teams of companies acquired by Nuvini S.A. Please revise your disclosure to describe the
         company   s end customer base and disclose the number of customers for the periods
         presented.
Nuvini S.A. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Significant Factors Affecting Nuvini S.A.'s Results of Operations, page 231

22. We note your reference to customer count and high customer retention rates on page 213.
         We further note that your business is guided by a land and expand strategy. Please tell us what key performance indicators management uses to monitor your ability to grow and
 Pierre Schurmann
FirstName
Nvni GroupLastNamePierre Schurmann
             Ltd
Comapany
April       NameNvni Group Ltd
       24, 2023
April 524, 2023 Page 5
Page
FirstName LastName
         retain your customer base and revise to include a quantified discussion of such measures.
         We refer you to SEC Release 33-10751.
Non-GAAP Financial Measures, page 241

23. Please revise the title of this section to refer to Non-IFRS measures. Also revise elsewhere in this prospectus to ensure references are made to non-IFRS measures, not non-GAAP measures, where appropriate.
24. You state that neither EBITDA nor Adjusted EBITDA should not be considered as a measure of financial performance under IFRS. As written, this statement appears to indicate that EBITDA and Adjusted EBITDA are measures of financial performance under IFRS. Please explain or revise.
25.      You also disclose that Adjusted EBITDA provides further insight into
Nuvini S.A.   s
         operating cash flow with the addition of adjustments that are typically one-time non-cash expenses. Please explain the purpose of this disclosure. If you believe adjusted EBITDA is a liquidity measure, revise to reconcile it to net cash used in operating activities, the most comparable IFRS liquidity measure. If not, revise this discussion to further explain or consider removing the reference to operating cash flows.
Going Concern, Liquidity and Capital Resources, page 242

26. You disclose that you cannot be certain when or if your operations will generate sufficient cash to fully fund your ongoing operations or the growth of the business. Please revise to state whether as of the most recent balance sheet date, your existing cash will be sufficient to fund your operations for the next 12 months. To the extent it will not, disclose how long you will be able to continue to fund your operations using current available cash resources. Refer to Item 5.B of Form 20-F.
Nuvini S.A. Explanatory Notes to Consolidated Financial Statements for the Years Ended
December 31, 2021
Note 6. Business Combinations, page F-52

27. Please revise to disclose fixed deferred consideration for each acquisition separately from the contingent consideration. Refer to paragraph B65(f) of IFRS 3. Also, disclose in quantified terms the amount of deferred consideration that will be paid in cash versus the amount that will be paid Nuvini Holdings Limited or New Nuvini ordinary shares and the due dates of each for each acquisition. Provide a similar discussion as it relates to the contingent consideration for each acquisition. Refer to B67(b) of IFRS
3.
Note 26. Subsequent Events, page F-77

28. Please revise to disclose whether the Business Combination will be liquidity event under the separate agreement entered into with the Initial Investors, disclosed on page F-67, such that the Exposure Premium will be paid. Similarly, disclose whether the Business
 Pierre Schurmann
Nvni Group Ltd
April 24, 2023
Page 6
      Combination will be considered a Contribution Event for the subscription rights, described on page F-69, such that those rights may be exercised by the holders. Refer to
      IAS 10 paragraph 21.
General

29. We understand that BofA Securities, the lead underwriter in your SPAC IPO, waived the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver
      was agreed to, and clarify the SPAC   s current relationship with BofA.
30. Please describe what relationship existed between BofA Securities and Mercato Partners
      Acquisition Corporation after the close of the IPO, including any financial or merger-
      related advisory services conducted by BofA. For example, clarify whether BofA had any role in the identification or evaluation of business combination targets.
31. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
      Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                            Sincerely,
FirstName LastNamePierre Schurmann
                                                            Division of
Corporation Finance
Comapany NameNvni Group Ltd
                                                            Office of
Technology
April 24, 2023 Page 6
cc:       Edward S. Best
FirstName LastName